Exhibit 99.1

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS

THIRD QUARTER 2017 RESULTS

•                  Net loss of $804 million includes $714 million non-cash impairment charge and $118 million of net foreign exchange loss; adjusted Net income of $81 million

•                  Adjusted EBITDA of $428 million reflects robust lottery same-store revenue growth, strong product sales, and reduced operating expenses

•                  The Company expects to achieve Adjusted EBITDA of $1,640 — 1,680 million for the full-year period

•                  Cash dividend declared of $0.20 per ordinary share

LONDON, U.K. — November 14, 2017 — International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the third quarter and nine months ended September 30, 2017. Today, at 8:00 a.m. EST, management will host a conference call and webcast to present the third quarter results; access details are provided below.

“Our strong third quarter performance reflects the scope and balance of our business,” said Marco Sala, CEO of IGT. “Our largest global Lottery operations are growing steadily and acceptance of our newest gaming machines is expanding around the world. The significant increase in Gaming and Lottery product sales demonstrates clear interest in our systems and technology solutions. We expect our sustained investment in innovation, led by a customer-first, player-centric focus, to drive continued momentum in both Lottery and Gaming.”

“Thanks to a favorable product sales mix and reduced operating expenses, Adjusted EBITDA improved from the prior-year period, after considering certain non-comparable items, such as the DoubleDown sale,” said Alberto Fornaro, CFO of IGT. “Based on the year-to-date results and current exchange rates, we expect to achieve Adjusted EBITDA of $1,640-$1,680 million for the full-year period.”

Summary of Consolidated Third Quarter 2017 Financial Results

	Quarter Ended September 30,		Change	Constant Currency Change
	2017	2016	(%)	(%)
(In $ millions, unless otherwise noted)
Revenue	1,221	1,266	-4%	-6%
Operating income (loss)	(556)	164	-439%	-447%
Net (loss) income per diluted share	(3.95)	(0.01)	NM
Net debt	7,335	7,937	-8%
Adjusted EBITDA	428	430	0%	-3%
Adjusted operating income	258	286	-10%	-12%
Adjusted net income per diluted share	0.40	0.45	-11%

Note: Adjusted EBITDA, adjusted operating income, and adjusted net income per diluted share are non-GAAP financial measures.  Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release.

Comparability of Results

All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items.  Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2017 are calculated using the same foreign exchange rates as the corresponding 2016 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP.

Overview of Consolidated Third Quarter Results

Consolidated revenue was $1,221 million compared to $1,266 million in the third quarter of 2016. Revenue was down 6% in constant currency, primarily on the sale of Double Down Interactive LLC (“DoubleDown”) and new Lotto concession amortization. Adjusted for these items, consolidated revenue was up 2% in constant currency, reflecting growth in global Lottery and Gaming revenue.

Global lottery same-store revenue, excluding Italy, grew a robust 6.8% in the third quarter, led by broad-based strength in North America. In Italy, late numbers activity was considerably lower than the elevated levels in the third quarter of 2016. Excluding late numbers, Italy lottery wagers increased 6% on exceptional growth for both 10eLotto and Scratch & Win.

Gaming service revenue declined 9%, primarily impacted by the DoubleDown sale; adjusted for DoubleDown, gaming service revenue increased 5%. The global installed base grew 3,275 units from the prior-year period, including expansion for both casino and VLT units. Global gaming product revenue increased 9% from the prior-year period on strong system and software sales. The Company shipped 6,406 gaming machines worldwide during the third quarter with higher average selling prices than the prior year.

Operating loss of $556 million is due to a non-cash, non-tax deductible impairment charge of $714 million to write down the carrying value of the Company’s North America Gaming and Interactive reporting unit to fair value. The impairment charge reflects a delayed recovery for the North America Gaming and Interactive reporting unit. Going forward, revenue and profit levels for the North America Gaming and Interactive reporting unit are expected to grow as new games and cabinets come to market. The impairment charge has no impact on the Company’s operations, cash flow, ability to service debt, compliance with financial covenants, or underlying liquidity.

Adjusted operating income was $258 million compared to $286 million in the prior-year period. Adjusted EBITDA was $428 million compared to $430 million in the third quarter of 2016, as higher product sales and lower operating expenses essentially compensated for the DoubleDown sale and the timing of incentive contributions from the New Jersey Lottery.

Interest expense was $114 million compared to $118 million in the prior-year period.

Net loss attributable to IGT was $804 million in the third quarter of 2017, reflecting the previously mentioned impairment charge and $118 million of net foreign exchange loss. On an adjusted basis, net income attributable to IGT was to $81 million. The Company reported a net loss per diluted share of $(3.95) and earned $0.40 per diluted share on an adjusted basis.

Cash from operations was $601 million in the first nine months of the year and capital expenditures were $552 million.

Cash and cash equivalents were $300 million as of September 30, 2017, compared to $294 million as of December 31, 2016. Net debt was $7,335 million as of September 30, 2017, compared to $7,569 million as of December 31, 2016.

Operating Segment Review

North America Gaming & Interactive

Revenue for North America Gaming & Interactive was $262 million compared to $317 million in the third quarter of 2016. Comparability is affected by the DoubleDown sale; adjusted for DoubleDown, revenue for North America Gaming & Interactive rose 4% in the third quarter.

Service revenue was $171 million compared to $241 million in the prior-year period, the decline is primarily attributed to DoubleDown and a year-over-year decrease in the installed base.

Product sales revenue increased 20% to $91 million, driven by large software and system sales. The segment shipped 3,597 gaming machine units in the quarter compared to 5,238 units in the prior-year period, when there was significant new and expansion and VLT replacement activity. Average selling price per unit was higher, supported by demand for new cabinets.

Operating income for North America Gaming & Interactive was $65 million compared to $68 million in the third quarter of 2016. The decline is entirely attributable to the DoubleDown sale, which was largely offset by a high-margin product sales mix and lower operating expenses.

North America Lottery

North America Lottery revenue of $307 million was in line with the prior-year period, which included a significant incentive contribution from the New Jersey Lottery; the 2017 New Jersey incentive was mostly recognized in the second quarter of 2017. Adjusting for the timing of the New Jersey contribution, revenue increased 9% from the prior year.

Lottery same-store revenue rose 9.4% on top of 6.3% growth in the prior year, supported by broad-based strength in draw-based games, instant tickets, and multi-state jackpots. Product sales were significantly above the prior year.

Operating income for North America Lottery was $75 million compared to $85 million in the third quarter of 2016. Adjusted for the timing of the New Jersey Lottery incentive, operating income was up double-digits on the high profit flow-through of strong same-store revenue growth.

International

International revenue increased 9% to $234 million, and was up 8% on a constant currency basis.

Lottery service revenue of $70 million was essentially in line with the prior year, as a 1.4% decline in same-store revenue was offset by a higher effective rate in the period.

Gaming service revenue increased 36% to $59 million, reflecting the benefit of discrete, non-recurring items and significant expansion in the installed base.

Product sales revenue rose 5% to $87 million, supported by Gaming system and Lottery software sales. Gaming terminal sales were below the prior year, as the segment shipped a total of 2,809 gaming machine units during the third quarter of 2017 compared to 3,742 units in the prior-year period.

International operating income of $40 million increased 7% at constant currency, reflecting higher revenue and disciplined cost management that was partially offset by product mix.

Italy

Italy revenue was $418 million compared to $426 million in the third quarter of 2016. The decline in revenue is entirely attributable to amortization associated with the new Lotto concession and significantly lower late numbers activity.

Total Lotto wagers in the quarter were €1,815 million compared to €1,967 million in the prior-year period. Excluding late numbers, Lotto wagers increased 7% over the prior- year period reflecting strong growth in 10eLotto. Instant-ticket wagers grew 5% reaching €2,198 million on the strong acceptance of new games.

Machine gaming service revenue was down in constant currency on higher gaming machine taxes that were partially offset by improved VLT performance. Sports betting revenue rose on strong wager growth.

Italy operating income was $126 million compared to $147 million in the third quarter of 2016. The decrease was entirely attributable to the new Lotto amortization, as strong underlying performance offset higher gaming machine taxes and lower late number wagers.

Other Developments

The Company’s board of directors declared a quarterly cash dividend of $0.20 per ordinary share. The dividend is payable on December 12, 2017 to holders of record as of the close of business on November 28, 2017.

Outlook

Based on the year-to-date results and current exchange rates, the Company expects to achieve adjusted EBITDA of $1,640-$1,680 million for the full-year period. Net debt is expected to remain essentially in line with the third quarter level.

Conference Call and Webcast

Today, at 8:00 a.m. EST, management will host a conference call to present the third quarter 2017 results. Listeners may access a live webcast of the conference call along with accompanying slides under “News, Events & Presentations” on IGT’s Investor Relations website at www.IGT.com. A replay of the webcast will be available on the website following the live event. To listen by telephone, the US/Canada toll-free dial-in number is +1 844 842 7999 and the dial-in number for participants outside the US/Canada is +1 612 979 9887. The conference ID/confirmation code is 2259942. A telephone replay of the call will be available for one week at +1 855 859 2056 for the US/Canada or +1 404 537 3406 outside the US/Canada using the conference ID/confirmation code 2259942.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Interactive and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-

looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2016 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in its entirety by this cautionary statement.

Contact:

Robert K. Vincent, Corporate Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452

James Hurley, Investor Relations, +1 (401) 392-7190

Simone Cantagallo, +39 06 51899030; for Italian media inquiries

International Game Technology PLC

Condensed Consolidated Statements of Operations

($ and shares in thousands, except per share data)

Unaudited

	For the three months ended
	September 30,
	2017	2016

Service revenue	1,013,054	1,088,842
Product sales	208,147	176,808
Total revenue	1,221,201	1,265,650

Cost of services	625,247	625,235
Cost of product sales	150,358	136,702
Selling, general and administrative	196,862	242,510
Research and development	79,009	87,354
Restructuring expense	9,976	5,658
Impairment loss	715,220	4,230
Transaction expense, net	627	129
Total operating expenses	1,777,299	1,101,818

Operating (loss) income	(556,098)	163,832

Interest income	2,906	3,240
Other (expense) income, net	(9,802)	2,907
Foreign exchange loss, net	(117,526)	(21,143)
Interest expense	(113,711)	(117,618)
Total non-operating expenses	(238,133)	(132,614)

(Loss) income before (benefit from) provision for income taxes	(794,231)	31,218
(Benefit from) provision for income taxes	(19,824)	12,812
Net (loss) income	(774,407)	18,406
Less: Net income attributable to non-controlling interests	29,207	20,309
Net loss attributable to IGT PLC	(803,614)	(1,903)

Net loss attributable to IGT PLC per common share - basic	(3.95)	(0.01)
Net loss attributable to IGT PLC per common share - diluted	(3.95)	(0.01)

Weighted-average shares - basic	203,489	202,029
Weighted-average shares - diluted	203,489	202,029

International Game Technology PLC

Condensed Consolidated Statements of Operations

($ and shares in thousands, except per share data)

Unaudited

	For the nine months ended
	September 30,
	2017	2016

Service revenue	3,063,477	3,313,917
Product sales	529,812	518,763
Total revenue	3,593,289	3,832,680

Cost of services	1,866,281	1,911,830
Cost of product sales	403,056	403,118
Selling, general and administrative	607,571	709,277
Research and development	242,142	256,349
Restructuring expense	30,706	21,514
Impairment loss	715,220	6,582
Transaction (income) expense, net	(26,682)	1,560
Total operating expenses	3,838,294	3,310,230

Operating (loss) income	(245,005)	522,450

Interest income	7,992	10,287
Other expense, net	(33,247)	(4,994)
Foreign exchange loss, net	(384,749)	(94,547)
Interest expense	(344,494)	(353,748)
Total non-operating expenses	(754,498)	(443,002)

(Loss) income before provision for income taxes	(999,503)	79,448
Provision for income taxes	53,932	64,593
Net (loss) income	(1,053,435)	14,855
Less: Net income attributable to non-controlling interests	94,870	36,836
Net loss attributable to IGT PLC	(1,148,305)	(21,981)

Net loss attributable to IGT PLC per common share - basic	(5.66)	(0.11)
Net loss attributable to IGT PLC per common share - diluted	(5.66)	(0.11)

Weighted-average shares - basic	203,002	201,238
Weighted-average shares - diluted	203,002	201,238

International Game Technology PLC

Condensed Consolidated Balance Sheets

($ thousands)

Unaudited

	September 30,	December 31,
	2017	2016
Assets
Current assets:
Cash and cash equivalents	300,079	294,094
Restricted cash and investments	236,731	247,222
Trade and other receivables, net	948,993	947,237
Inventories	370,911	347,494
Other current assets	400,991	424,727
Income taxes receivable	26,919	28,792
Total current assets	2,284,624	2,289,566

Systems, equipment and other assets related to contracts, net	1,405,335	1,199,674
Property, plant and equipment, net	197,633	357,841
Goodwill, net	5,715,885	6,810,012
Intangible assets, net	2,325,960	2,874,031
Other non-current assets	1,485,199	1,497,662
Deferred income taxes	32,303	31,376
Total non-current assets	11,162,315	12,770,596

Total assets	13,446,939	15,060,162

Liabilities, redeemable non-controlling interests, and shareholders’ equity
Current liabilities:
Accounts payable	1,150,748	1,216,079
Other current liabilities	814,161	1,097,045
Current portion of long-term debt	588,342	77
Income taxes payable	165,072	28,590
Total current liabilities	2,718,323	2,341,791

Long-term debt, less current portion	7,046,678	7,863,085
Deferred income taxes	602,015	761,924
Other non-current liabilities	434,174	444,556
Total non-current liabilities	8,082,867	9,069,565

Total liabilities	10,801,190	11,411,356

Commitments and contingencies	—	—

Redeemable non-controlling interests and shareholders’ equity	2,645,749	3,648,806

Total liabilities, redeemable non-controlling interests, and shareholders’ equity	13,446,939	15,060,162

International Game Technology PLC

Condensed Consolidated Statements of Cash Flows

($ thousands)

Unaudited

	For the nine months ended
	September 30,
	2017	2016
Operating activities
Net (loss) income	(1,053,435)	14,855
Adjustments for:
Impairment loss	715,220	6,582
Foreign exchange loss, net	384,749	94,547
Amortization	317,989	377,163
Depreciation	289,088	293,284
Amortization of upfront payments to customers	155,318	85,160
Loss on early extinguishment of debt	35,428	—
Debt issuance cost amortization	16,602	13,757
Stock-based compensation expense	5,102	24,502
Non-cash gain on sale of Double Down Interactive LLC	(51,348)	—
Other, net	8,428	16,603
Cash flows before changes in operating assets and liabilities	823,141	926,453
Changes in operating assets and liabilities, net of disposition:
Trade and other receivables	42,023	83,085
Inventories	16,526	(46,761)
Accounts payable	(60,733)	(135,297)
Other assets and liabilities	(220,004)	(206,483)
Net cash flows provided by operating activities	600,953	620,997

Investing activities
Proceeds from sale of Double Down Interactive LLC, net of cash divested	823,788	—
Proceeds from sale of assets	168,201	55,713
Upfront payments to customers	(185,368)	(390,390)
Capital expenditures	(552,169)	(371,497)
Other	2,779	15,196
Net cash flows provided by (used in) investing activities	257,231	(690,978)

Financing activities
Principal payments on long-term debt	(1,601,134)	(177,977)
Dividends paid	(121,840)	(120,726)
Return of capital - non-controlling interests	(62,538)	(35,407)
Dividends paid - non-controlling interests	(51,508)	(27,813)
Payments in connection with the early extinguishment of debt	(38,832)	—
Net payments of financial liabilities	(32,495)	—
Debt issuance costs paid	(16,350)	(10,736)
Capital increase - non-controlling interests	127,211	151,359
Proceeds from long-term debt	938,160	—
Other	(24,785)	2,225
Net cash flows used in financing activities	(884,111)	(219,075)

Net decrease in cash and cash equivalents	(25,927)	(289,056)
Effect of exchange rate changes on cash	31,912	11,471
Cash and cash equivalents at the beginning of the period	294,094	627,484
Cash and cash equivalents at the end of the period	300,079	349,899

Supplemental Cash Flow Information:
Interest paid	(397,555)	(408,864)
Income taxes paid	(159,613)	(136,015)

International Game Technology PLC

Net Debt

($ thousands)

	September 30,	December 31,
	2017	2016

6.250% Senior Secured Notes due 2022	1,476,058	1,472,150
6.500% Senior Secured Notes due 2025	1,086,560	1,085,537
4.750% Senior Secured Notes due 2023	992,426	884,917
4.125% Senior Secured Notes due 2020	820,013	730,465
5.625% Senior Secured Notes due 2020	595,304	593,954
4.750% Senior Secured Notes due 2020	574,535	509,050
7.500% Senior Secured Notes due 2019	148,876	521,894
5.500% Senior Secured Notes due 2020	125,856	126,294
5.350% Senior Secured Notes due 2023	61,106	61,187
6.625% Senior Secured Notes due 2018	—	521,556
Senior Secured Notes	5,880,734	6,507,004

Term Loan Facilities due 2023	935,198	—
Revolving Credit Facilities due 2021	230,746	516,529
Term Loan Facilities due 2019	—	839,552
Long-term debt, less current portion	7,046,678	7,863,085

6.625% Senior Secured Notes due 2018	588,320	—
Other	22	77
Current portion of long-term debt	588,342	77

Total debt	7,635,020	7,863,162

Cash and cash equivalents	300,079	294,094

Net debt	7,334,941	7,569,068

International Game Technology PLC

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

		Adjustments
	Q3 2017			Impairment/	Transaction	Q3 2017
	As	Purchase	Foreign	Restructuring	and Refinancing	As
	Reported	Accounting	Exchange	Expense	Expense, net	Adjusted

Total revenue	1,221,201	(182)	—	—	—	1,221,019

Cost of services	625,247	(36,918)	—	—	—	588,329
Cost of product sales	150,358	(23,961)	—	—	—	126,397
Selling, general and administrative	196,862	(27,180)	—	—	—	169,682
Research and development	79,009	(15)	—	—	—	78,994
Restructuring expense	9,976	—	—	(9,976)	—	—
Impairment loss	715,220	—	—	(715,220)	—	—
Transaction expense, net	627	—	—	—	(627)	—
Total operating expenses	1,777,299	(88,074)	—	(725,196)	(627)	963,402

Operating (loss) income	(556,098)	87,892	—	725,196	627	257,617

Foreign exchange loss, net	(117,526)	—	117,526	—	—	—
Other expense, net	(9,802)	(84)	—	—	9,703	(183)
Interest expense, net	(110,805)	610	—	—	—	(110,195)
Total non-operating expenses	(238,133)	526	117,526	—	9,703	(110,378)

(Loss) income before (benefit from) provision for income taxes	(794,231)	88,418	117,526	725,196	10,330	147,239

(Benefit from) provision for income taxes (a)	(19,824)	30,834	26,056	2,998	(3,230)	36,834

Net (loss) income	(774,407)	57,584	91,470	722,198	13,560	110,405

Less: Net income attributable to non-controlling interests	29,207	26	—	—	—	29,233

Net (loss) income attributable to IGT PLC	(803,614)	57,558	91,470	722,198	13,560	81,172

Net (loss) income per common share - diluted	(3.95)					0.40
Weighted-average shares - diluted (b)	203,489					203,689

(a) Benefit from income taxes was determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

(b) Weighted-average shares – diluted, as adjusted, include shares that were excluded from the as reported computation, due to the net loss as reported.

International Game Technology PLC

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

	Year to date	Adjustments				Year to date
	September 2017			Impairment/	Transaction	September 2017
	As	Purchase	Foreign	Restructuring	and Refinancing	As
	Reported	Accounting	Exchange	Expense	Expense, net	Adjusted

Total revenue	3,593,289	(540)	—	—	—	3,592,749

Cost of services	1,866,281	(117,658)	—	—	—	1,748,623
Cost of product sales	403,056	(77,261)	—	—	—	325,795
Selling, general and administrative	607,571	(90,277)	—	—	—	517,294
Research and development	242,142	(426)	—	—	—	241,716
Restructuring expense	30,706	—	—	(30,706)	—	—
Impairment loss	715,220	—	—	(715,220)	—	—
Transaction income, net	(26,682)	—	—	—	26,682	—
Total operating expenses	3,838,294	(285,622)	—	(745,926)	26,682	2,833,428

Operating (loss) income	(245,005)	285,082	—	745,926	(26,682)	759,321

Foreign exchange loss, net	(384,749)	—	384,749	—	—	—
Other (expense) income, net	(33,247)	1,567	—	—	35,428	3,748
Interest expense, net	(336,502)	2,415	—	—	—	(334,087)
Total non-operating expenses	(754,498)	3,982	384,749	—	35,428	(330,339)

(Loss) income before provision for income taxes	(999,503)	289,064	384,749	745,926	8,746	428,982

Provision for income taxes (a)	53,932	101,066	87,152	9,132	(88,159)	163,123

Net (loss) income	(1,053,435)	187,998	297,597	736,794	96,905	265,859

Less: Net income attributable to non-controlling interests	94,870	77	—	—	—	94,947

Net (loss) income attributable to IGT PLC	(1,148,305)	187,921	297,597	736,794	96,905	170,912

Net (loss) income per common share - diluted	(5.66)					0.84
Weighted-average shares - diluted (b)	203,002					203,303

(a) Provision for income taxes was determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

(b) Weighted-average shares – diluted, as adjusted, include shares that were excluded from the as reported computation, due to the net loss as reported.

International Game Technology PLC

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

		Adjustments
	Q3 2016			Impairment/	Transaction	Q3 2016
	As	Purchase	Foreign	Restructuring	(Income)	As
	Reported	Accounting	Exchange	Expense	Expense	Adjusted

Total revenue	1,265,650	376	—	—	—	1,266,026

Cost of services	625,235	(46,222)	—	—	—	579,013
Cost of sales	136,702	(29,740)	—	—	—	106,962
Selling, general and administrative	242,510	(35,254)	—	—	—	207,256
Research and development	87,354	(465)	—	—	—	86,889
Restructuring expense	5,658	—	—	(5,658)	—	—
Impairment loss	4,230	—	—	(4,230)	—	—
Transaction expense, net	129	—	—	—	(129)	—
Total operating expenses	1,101,818	(111,681)	—	(9,888)	(129)	980,120

Operating income	163,832	112,057	—	9,888	129	285,906

Foreign exchange loss, net	(21,143)	—	21,143	—	—	—
Other income, net	2,907	(211)	—	—	—	2,696
Interest expense, net	(114,378)	2,073	—	—	—	(112,305)
Total non-operating expenses	(132,614)	1,862	21,143	—	—	(109,609)

Income before provision for income taxes	31,218	113,919	21,143	9,888	129	176,297

Provision for income taxes (a)	12,812	40,437	9,857	2,538	40	65,684

Net income	18,406	73,482	11,286	7,350	89	110,613

Less: Net income attributable to non-controlling interests	20,309	26	—	—	—	20,335

Net (loss) income attributable to IGT PLC	(1,903)	73,456	11,286	7,350	89	90,278

Net (loss) income per common share - diluted	(0.01)					0.45
Weighted-average shares - diluted	202,029					202,606

(a) Provision for income taxes was determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

International Game Technology PLC

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

	Year to date	Adjustments				Year to date
	September 2016			Impairment/		September 2016
	As	Purchase	Foreign	Restructuring	Transaction	As
	Reported	Accounting	Exchange	Expense	Expense	Adjusted

Total revenue	3,832,680	1,332	—	—	—	3,834,012

Cost of services	1,911,830	(137,366)	—	—	—	1,774,464
Cost of sales	403,118	(89,091)	—	—	—	314,027
Selling, general and administrative	709,277	(104,857)	—	—	—	604,420
Research and development	256,349	(1,459)	—	—	—	254,890
Restructuring expense	21,514	—	—	(21,514)	—	—
Impairment loss	6,582	—	—	(6,582)	—	—
Transaction expense, net	1,560	—	—	—	(1,560)	—
Total operating expenses	3,310,230	(332,773)	—	(28,096)	(1,560)	2,947,801

Operating income	522,450	334,105	—	28,096	1,560	886,211

Foreign exchange loss, net	(94,547)	—	94,547	—	—	—
Other expense, net	(4,994)	3,881	—	—	—	(1,113)
Interest expense, net	(343,461)	6,147	—	—	—	(337,314)
Total non-operating expenses	(443,002)	10,028	94,547	—	—	(338,427)

Income before provision for income taxes	79,448	344,133	94,547	28,096	1,560	547,784

Provision for income taxes (a)	64,593	122,338	23,431	7,718	302	218,382

Net income	14,855	221,795	71,116	20,378	1,258	329,402

Less: Net income attributable to non-controlling interests	36,836	76	—	—	—	36,912

Net (loss) income attributable to IGT PLC	(21,981)	221,719	71,116	20,378	1,258	292,490

Net (loss) income per common share - diluted	(0.11)					1.45
Weighted-average shares - diluted	201,238					201,901

(a) Provision for income taxes was determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

International Game Technology PLC

Adjusted EBITDA and Free Cash Flow

Reconciliations of Non-GAAP Financial Measures

($ thousands)

	For the three months ended
	September 30,
	2017	2016

Net (loss) income	(774,407)	18,406
(Benefit from) provision for income taxes	(19,824)	12,812
Non-operating expenses	238,133	132,614
Impairment loss	715,220	4,230
Depreciation	103,182	94,403
Amortization	99,562	124,089
Amortization of upfront payments to customers	54,279	29,982
Restructuring expense	9,976	5,658
Stock-based compensation expense	1,829	7,468
Transaction expense, net	627	129
Bad debt expense	4	—
Non-cash purchase accounting (excluding D&A)	(126)	67
Adjusted EBITDA	428,455	429,858

Cash flows from operating activities	57,729	97,190
Capital expenditures	(181,579)	(151,865)
Free Cash Flow	(123,850)	(54,675)

	For the nine months ended
	September 30,
	2017	2016

Net (loss) income	(1,053,435)	14,855
Provision for income taxes	53,932	64,593
Non-operating expenses	754,498	443,002
Impairment loss	715,220	6,582
Amortization	317,989	377,163
Depreciation	289,088	293,284
Amortization of upfront payments to customers	155,318	85,160
Restructuring expense	30,706	21,514
Stock-based compensation expense	5,102	24,502
Non-cash purchase accounting (excluding D&A)	(513)	921
Bad debt recovery	(17,858)	—
Transaction (income) expense, net	(26,682)	1,560
Adjusted EBITDA	1,223,365	1,333,136

Cash flows from operating activities	600,953	620,997
Capital expenditures	(552,169)	(371,497)
Upfront payments to customers	(185,368)	(390,390)
Free Cash Flow	(136,584)	(140,890)

International Game Technology PLC Segment Performance

Revenue Detail

($ millions)

	INTERNATIONAL GAME TECHNOLOGY PLC		Quarter Change
	2016	2017	Percentage	Constant FX
	Q3	Q3	Q3	Q3

Gaming
Total Revenue	644	611	-5.1%	-7.1%

Gaming Services	489	443	-9.4%	-11.7%
Terminal	322	319	-1.1%	-3.8%
Social (DDI)	66	0	-100.0%	-100.0%
Other	101	124	23.1%	20.8%

Product Sales	155	168	8.6%	7.4%
Terminal	108	98	-9.7%	-10.7%
Other	47	70	50.8%	49.5%

Lottery
Total Revenue	545	521	-4.4%	-6.0%

Lottery Services	523	487	-6.9%	-8.6%
FM/Concessions	436	448	2.7%	-0.4%
LMA	59	34	-42.9%	-42.9%
Other Services	28	5	-81.5%	-63.1%

Product Sales	22	34	55.3%	55.9%
Terminal	2	1	-63.2%	-63.2%
Systems/Other	20	34	65.2%	65.8%

Other
Total Revenue	77	89	16.1%	10.7%

Service Revenue	77	84	8.6%	3.2%
Product Sales	(0)	6	NM	NM

Consolidated
Revenue	1,266	1,221	-3.5%	-5.5%

Operating Income:
Segment Total	338	305	-9.6%	-11.3%
Purchase Accounting	(112)	(802)	615.6%	615.6%
Corporate Support	(62)	(59)	-3.9%	-5.6%
Total	164	(556)	-439.4%	-442.2%

	NORTH AMERICA GAMING & INTERACTIVE		Quarter Change
	2016	2017	Percentage	Constant FX
	Q3	Q3	Q3	Q3
Gaming
Total Revenue	317	262	-17.5%	-17.7%

Gaming Services	241	171	-29.1%	-29.2%
Terminal	133	123	-8.0%	-8.2%
Social (DDI)	66	0	-100.0%	-100.0%
Other	42	48	14.9%	14.8%

Product Sales	76	91	19.7%	19.1%
Terminal	51	47	-9.3%	-9.5%
Other	24	44	80.5%	79.2%

Total
Revenue	317	262	-17.5%	-17.7%

Operating Income	68	65	-4.1%	-2.4%

	NORTH AMERICA LOTTERY		Quarter Change
	2016	2017	Percentage	Constant FX
	Q3	Q3	Q3	Q3
Gaming
Total Revenue	37	48	29.7%	28.9%

Gaming Services	37	40	8.1%	7.3%
Terminal	25	25	0.3%	0.3%
Social (DDI)	0	0	0.0%	0.0%
Other	12	14	25.2%	22.5%

Product Sales	0	8	NM	NM
Terminal	0	6	0.0%	0.0%
Other	0	2	NM	NM

Lottery
Total Revenue	271	259	-4.1%	-4.2%

Lottery Services	253	237	-6.1%	-6.1%
FM/Concessions	163	171	4.7%	4.7%
LMA	59	34	-42.9%	-42.9%
Other Services	31	33	6.7%	6.7%

Product Sales	18	22	24.1%	22.9%
Terminal	2	1	-63.2%	-63.2%
Systems/Other	16	22	33.2%	31.9%

Total
Revenue	307	307	-0.1%	-0.2%

Operating Income	85	75	-11.6%	-11.6%

	INTERNATIONAL		Quarter Change
	2016	2017	Percentage	Constant FX
	Q3	Q3	Q3	Q3
Gaming
Total Revenue	122	128	4.8%	2.9%

Gaming Services	43	59	36.3%	34.0%
Terminal	12	14	10.9%	11.2%
Social (DDI)	0	0	0.0%	0.0%
Other	31	45	46.6%	43.3%

Product Sales	79	69	-12.4%	-14.2%
Terminal	57	45	-19.9%	-21.8%
Other	22	24	6.8%	5.4%

Lottery
Total Revenue	75	82	8.9%	11.0%

Lottery Services	71	70	-1.6%	0.1%
FM/Concessions	51	48	-5.5%	-7.9%
LMA	0	0	0.0%	0.0%
Other Services	20	22	8.3%	20.3%

Product Sales	4	12	191.9%	200.1%
Terminal	0	0	0.0%	0.0%
Systems/Other	4	12	191.9%	200.1%

Other
Total Revenue	18	24	31.9%	28.9%

Service Revenue	18	18	-0.4%	-3.2%
Product Sales	(0)	6	NM	NM

Total
Revenue	215	234	8.5%	7.9%

Operating Income	38	40	3.8%	7.0%

	ITALY		Quarter Change
	2016	2017	Percentage	Constant FX
	Q3	Q3	Q3	Q3
Gaming
Total Revenue	168	173	3.1%	-2.6%

Gaming Services	168	173	3.1%	-2.6%
Terminal	151	157	3.8%	-1.9%
Social (DDI)	0	0	0.0%	0.0%
Other	16	16	-3.7%	-9.0%

Product Sales	0	0	5.7%	0.3%
Terminal	0	0	-100.0%	-100.0%
Other	0	0	7.0%	1.5%

Lottery
Total Revenue	199	180	-9.9%	-14.8%

Lottery Services	199	180	-9.9%	-14.8%
FM/Concessions	222	229	3.2%	-2.5%
LMA	0	0	0.0%	0.0%
Other Services	(23)	(50)	115.8%	103.9%

Product Sales	0	0	0.0%	0.0%
Terminal	0	0	0.0%	0.0%
Systems/Other	0	0	0.0%	0.0%

Other
Total Revenue	59	66	11.3%	5.2%

Service Revenue	59	66	11.3%	5.2%
Product Sales	0	0	0.0%	0.0%

Total
Revenue	426	418	-1.8%	-7.2%

Operating Income	147	126	-14.5%	-20.0%

Consolidated Key Performance Indicators (KPIs)

	Third Quarter
Period Ended September 30	2017	2016	% change

Installed base (end of period)
Casino	35,946	34,159	5.2%
VLT - Government Sponsored (ex-Italy)	16,794	15,594	7.7%
VLT - Italy Supplier (B2B)	8,752	8,464	3.4%
Total installed base	61,492	58,217	5.6%
Yield (average revenue per unit per day - $0.00)	29.07	32.27	-9.9%

Additional Italian Network Details:
VLT - Operator (B2C)	10,958	10,930	0.3%
AWP	59,084	58,069	1.7%

Machine units shipped
New/Expansion	905	2,315	-60.9%
Replacement	5,501	6,665	-17.5%
Total machines shipped	6,406	8,980	-28.7%

Global lottery same-store revenue growth
Instants & draw games			4.2%
Multistate Jackpots			24.3%
Total lottery same-store revenue growth (ex-Italy)			6.8%
Italy lottery revenue growth			-14.9%

North America KPIs

	Third Quarter
Period Ended September 30	2017	2016	% change

Installed base (end of period)
Casino	22,924	24,163	-5.1%
VLT - Government Sponsored	15,225	15,322	-0.6%
Total installed base	38,149	39,485	-3.4%

Machine units shipped
New/Expansion	729	2,017	-63.9%
Replacement	2,868	3,221	-11.0%
Total machines shipped	3,597	5,238	-31.3%

Lottery same-store revenue growth
Instants & draw games			6.3%
Multistate Jackpots			26.4%
Total lottery same-store revenue growth			9.4%

International KPIs

	Third Quarter
Period Ended September 30	2017	2016	% change

Installed base (end of period)
Casino	13,022	9,996	30.3%
VLT - Government Sponsored	1,569	272	476.8%
Total installed base	14,591	10,268	42.1%

Machine units shipped
New/Expansion	176	298	-40.9%
Replacement	2,633	3,444	-23.5%
Total machines shipped	2,809	3,742	-24.9%

Lottery same-store revenue growth
Instants & draw games			-1.8%
Multistate Jackpots			5.8%
Total lottery same-store revenue growth			-1.4%

Italy KPIs

	Third Quarter
Period Ended September 30	2017	2016	% change
(In € millions, except machines)
Lottery
Lotto wagers	1,815	1,967	-7.7%
10eLotto	1,261	1,094	15.3%
Core	494	550	-10.1%
Late Numbers	60	324	-81.6%

Scratch & Win Wagers	2,198	2,091	5.1%

Italy lottery revenue growth			-14.9%

Gaming
Installed base (end of period)
VLT - Operator (B2C)	10,958	10,930	0.3%
VLT - Supplier (B2B)	8,752	8,464	3.4%
AWP	59,084	58,069	1.7%
Total Installed Base	78,794	77,463	1.7%

Wagers
VLT - Operator (B2C)	1,329	1,309	1.5%
AWP	948	986	-3.9%
Interactive Wagers (Gaming)	404	393	2.8%

Other
Sports Betting Wagers(1)	204	178	14.6%
Sports Betting Payout (%)(1)	83.3%	82.1%	1.1 pp

(1)   Includes Virtual Wagers and Pools & Horses